

February 17, 2017

Howard Lerman
Chief Executive Officer
Yext, Inc.
1 Madison Avenue, 5th Floor
New York, NY 10010

Re: Yext, Inc.
Draft Registration Statement on Form S-1
Submitted January 24, 2017
CIK No. 0001614178

Dear Mr. Lerman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Overview, page 1

1.   You state in the second full paragraph on page 2 that the estimated addressable market for your platform is $10 billion, based on your average annual revenue per location and the number of potential business locations and points of interest in the world. Please clarify why you believe that it is appropriate to use your average annual revenue that is primarily from domestic customers to calculate the potential market value worldwide.

2.   It appears from your table on page 112 that a few shareholders will own a significant number of your shares after the offering. Please disclose this ownership concentration in your Prospectus Summary.

Implications of Being an Emerging Growth Company, page 7

3.   Please state your election under Section 107(b) of the Jobs Act.

- If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to 107(b), include a statement that the election is irrevocable; or
- If you elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also, state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

4.   Based on your disclosure on page 2 and elsewhere in your Prospectus, you appear to use the number of business locations as a measure of the performance of your business. Please provide a quantitative discussion of the business locations managed by your customers for the financial periods presented, to the extent material.

Key Factors Affecting Our Performance, page 52

5.   You disclose that adding new customers and retaining existing customers are among the key factors that affect your performance. Please tell us what metrics you use to monitor customer retention and expansion and revise to disclose such metrics along with comparable prior period amounts. Refer to Section III.B.1 of SEC Release No. 33-8350.

6.   You also refer to "average annual revenue per location" and on page 52 state that you have grown the number of locations listed in your Location Cloud platform from approximately 350,000 as of January 31, 2014 to nearly 1.0 million as of October 31, 2016. To the extent that average annual revenue per location is a key performance indicator used in managing your business, consider disclosing this metric along with comparative prior period amounts or explain why you do not believe this disclosure is necessary. Refer to Section III.B.1 of SEC Release No. 33-8350.

Results of Operations

Fiscal Year Ended January 31, 2015 Compared to Fiscal Year Ended January 31, 2016

Revenues and Costs of Revenues, page 57

7.   You disclose that revenues increased primarily due to the continued growth of your customer base as well as expanded subscriptions sold to your existing customers. Revise to quantify the relative contribution of each of these factors. Refer to Section III.D of SEC Release No. 33-6835.

8.   Please consider expanding your costs of revenue disclosure by including a discussion of the extent to which your provider costs vary with the amount of sales.

Quarterly trends, page 60

9.   Please clarify your statement that you have not experienced meaningful seasonality. Your risk factor on page 35 states that quarterly results fluctuate due to a variety of factors and therefore quarterly comparisons may not be meaningful.

Business

The Yext Location Cloud, page 77

10.   We note from your website that the packages offered to small businesses may differ from those described on page 78. Given that you generally rely on resellers for sales to smaller businesses and that one of your resellers accounted for 12% of 2016 revenues, please consider expanding your disclosure to explain this aspect of your business.

Our PowerListings Network, page 84

11.   You refer to agreements with PowerListings Network application providers on page 62. Please describe the terms of these agreements including payment terms, duration, renewal options, and cancellation provisions. Also, explain the variable nature of such arrangements and the potential impact on future operations. In this regard, you refer to increased costs due to increased sales volume on page 57.

Competition, page 85

12.   You do not disclose any competitors. Please revise or tell us why you do not believe that the identity of your competitors is material.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

13.   You state that you recognize revenue based on the gross amount billed to customers including third-party resellers. Please clarify what is included in gross revenue. For example, tell us whether you reflect as revenue any fees paid to third-parties and in your response, tell us how you considered each of the factors in ASC 605-45-45 in determining your revenue recognition policy.

14.   Please tell us whether there are any differences between the terms of your arrangements with resellers and those entered into directly with end customers. If so, revise to describe such differences and the impact, if any, on your revenue recognition policy.

Subscription Revenue, page F-8

15.   It appears from information provided on your website that certain arrangements contain automatic renewal provisions. Please tell us the extent to which your arrangements contain such provisions. Also, while you state that your arrangements do not contain refund provisions, tell us whether you have historically granted refunds to customers after automatic renewal and tell us how that impacts your accounting.

16.   You disclose that your subscription fee is based upon the actual or contractual number of customer locations. Please clarify whether your contracts allow for the addition of customer locations after contract inception for no additional fee or whether additional fees are charged based on added locations.

17.   You disclose on page 53 that many customers have increased or expanded their existing subscription levels to obtain greater access to your key features as they need them. Please tell us whether a customer can expand their level of service within an existing subscription term and if so, whether this results in a new subscription or a modification of an existing contract. Explain your accounting for changes in the level of service within a contract term, if any.

Multiple Deliverable Arrangements, page F-8

18.   Please clarify what is included in your support services and tell us whether you provide any installation or implementation services for which you charge a fee. If so, please revise to disclose your accounting for such services, including multiple-element arrangement considerations.

Note 10. Commitments and Contingencies, page F-35

19.   You state that although the results of litigation cannot be "predicted with certainty," the company does not believe the resolution of the matters will have a material adverse effect on your results of operations, cash flows or financial position. Please note that ASC 450-20-50-4 does not require the amount or range of reasonably possible loss to be estimated with precision or certainty. Clarify whether there is a reasonable possibility that a loss exceeding amounts may have been incurred and if so, revise to disclose an estimate of the additional loss or range of loss, state that the estimate is immaterial (if true) in lieu of providing quantified amounts, or state that such an estimate cannot be made. Refer to ASC 450-20-50-5.

Note 12. Subsequent Events, page F-37

20.   Please disclose the expected impact that any additional share-based awards granted subsequent to the most recent balance sheet date will have on stock-based compensation expense in future periods. Refer to ASC 855-10-50-2(b).

General

21.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or me at (202) 551-3730 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information
                                        Technologies and Services

cc: Larry W. Sonsini, Esq.
        Wilson Sonsini Goodrich & Rosati, Professional Corporation